September 7, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Re: Ferrellgas Partners, L.P.

Dear Sirs/Madams:

We have read Item 4.01 of the Registrants’ Form 8-K dated September 6, 2012, and have the following comments:

1.	We agree with the statements made in Item 4.01(a), except that we have no basis on which to agree or disagree with the Registrant’s statement that (i) the change was approved by the Audit Committee of Ferrellgas, Inc. and (ii) the Company will file an amendment to this Form 8-K to provide the disclosures required by Item 304(a)(1) of Regulation S-K.

2.	We have no basis on which to agree or disagree with the Registrant’s statements made in Item 4.01(b).

Yours truly,
/s/ Deloitte & Touche LLP Kansas City, Missouri